SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

COX COMMUNICATIONS, INC.
COX ENTERPRISES, INC.
COX HOLDINGS, INC.
CEI-M CORPORATION
COX DNS, INC.
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq.	Peter S. Golden, Esq.
Thomas D. Twedt, Esq.	Fried, Frank, Harris, Shriver & Jacobson LLP
Dow, Lohnes & Albertson, PLLC	One New York Plaza
1200 New Hampshire Avenue, N.W.	New York, NY 10004-1980
Washington, D.C. 20036	Telephone: (212) 859-8000
Telephone: (202) 776-2000

CALCULATION OF FILING FEE

Transaction Valuation*: $8,531,932,451.00	Amount of Filing Fee: $1,080,995.84

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 245,523,236 shares of Class A common stock, par value $1.00 per share, of Cox Communications, Inc. (the “Shares”), including Shares issuable upon exercise of vested stock options, at a price per Share of $34.75 in cash. Such number of Shares represents the 611,211,412 Shares and vested stock options exercisable as of October 18, 2004, less the 365,691,176 Shares already beneficially owned by Cox Enterprises, Inc. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2005 equals $126.70 per million of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,080,995.84
Filing Party:	Cox Communications, Inc., Cox Enterprises, Inc. and Cox Holdings, Inc.
Form or registration No.:	Schedule TO/13E-3 (SEC File. No. 5-46251)
Date Filed:	November 3, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ third-party tender offer subject to Rule 14d-1.

     ☑ issuer tender offer subject to Rule 13e-4.

     ☑ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 5 to Schedule TO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Original Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”), Cox Enterprises, Inc., a Delaware corporation (“Enterprises”) and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Enterprises, as amended by Amendment No. 1 to Schedule TO (filed with the SEC on November 3, 2004) and Amendment No. 2 to Schedule TO (filed with the SEC on November 3, 2004), Amendment No. 3 to Schedule TO (filed with the SEC on November 12, 2004) and Amendment No. 4 to Schedule TO (filed with the SEC on November 17, 2004) (the Original Schedule TO together with Amendment Nos. 1 – 4 are collectively referred to herein as the “Schedule TO”). This Amendment No. 5 relates to the joint tender offer by Holdings and Cox to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises (“DNS”), or Holdings, at a purchase price of $34.75 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2004 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Original Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings given in the Offer to Purchase, and all page references are to the Offer to Purchase.

Item 3. Identity and Background of the Filing Person

1.	Item 3(a) of the Schedule TO is amended by adding the following:

“Cox DNS, Inc. The principal executive offices of Cox DNS, Inc. are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone, (678) 645-0000.”

2.	The information incorporated by reference into Item 3 of the Schedule TO is amended by adding the following to the end of Schedule A to the Offer to Purchase:

“5. Directors and Executive Officers of Cox DNS, Inc.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of DNS. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with DNS. Each person identified below is a United States citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of DNS is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone, (678) 645-0000.

Present Principal Occupation or Employment and Material Positions Held
Name	During the Last Five Years
Robert C. O’Leary*	Mr. O’Leary is the President of DNS and the Executive Vice President and Chief Financial Officer of Enterprises. Refer to Section 1 of Schedule A to the Offer to Purchase for more information regarding Mr. O’Leary’s employment history.
Richard J. Jacobson	Mr. Jacobson is the Treasurer of DNS and the Vice President/Treasurer of Enterprises. Refer to Section 1 of Schedule A to the Offer to Purchase for more information regarding Mr. Jacobson’s employment history.

Present Principal Occupation or Employment and Material Positions Held
Name	During the Last Five Years
Andrew A. Merdek*	Mr. Merdek is the Secretary of DNS and the Vice President, Legal Affairs, General Counsel and Corporate Secretary of Enterprises. Refer to Section 1 of Schedule A to the Offer to Purchase for more information regarding Mr. Merdek’s employment history.
Sanford Schwartz*	Mr. Schwartz is a Vice President of DNS and the Vice President Business Development of Enterprises. Refer to Section 1 of Schedule A to the Offer to Purchase for more information regarding Mr. Schwartz’s employment history.

*	Director of DNS.”

Item 6. Purpose of the Transaction and Plans or Proposals

The information incorporated by reference into Item 6 of the Schedule TO is amended by the following amendments to Special Factors (“Background of the Offer”) and Special Factors (“Interests of Certain Persons in the Offer”):

1.	The second paragraph on page 57 (which was amended in Amendment No. 4 to Schedule TO) is further amended by replacing “Cox, Enterprises, Holdings and CEI-M” with “Cox, Enterprises, Holdings, CEI-M and DNS” in the first, second and seventh lines thereof.

2.	The final paragraph on page 58 is amended by adding the following sentence at the end of the paragraph:

“DNS currently has three directors, one of whom is also a director of Enterprises, and one of whom is also the corporate secretary of Enterprises, Holdings, Cox and CEI-M.”

3.	The last sentence of the final paragraph on page 58 (which was amended in Amendment No. 4 to Schedule TO) is further amended by replacing “Enterprises, Holdings and Cox” with “Enterprises, Holdings, Cox and DNS.”

Item 7. Source and Amount of Funds and Other Consideration

The information incorporated by reference into Item 7 of the Schedule TO is amended by the following amendment to The Tender Offer Section 9 (“Source and Amount of Funds):

1.	The first paragraph on page 73 is amended by adding the following to the end thereof:

“Enterprises and Cox have received a binding commitment from Citicorp North America, Inc., Lehman Commercial Paper Inc. and JPMorgan Chase Bank, which as amended, provides for funds sufficient to purchase all of the outstanding Shares, whether pursuant to the Offer or in the Merger, and this commitment and the facilities contemplated by this commitment are subject only to customary closing conditions for similar facilities and transactions.”

Item 8. Interest in Securities of the Subject Company

The information incorporated by reference into Item 8 of the Schedule TO is amended by the following amendments to Special Factors (“Transactions and Arrangements Concerning the Shares”):

1.	The following paragraph is added after the second paragraph on page 57:

“To the knowledge of DNS, no transactions in the Shares have been effected during the past 60 days by DNS, or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary. Except as described in the Offer to Purchase, since

January 1, 2002, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Cox, an election of directors of Cox or a sale or other transfer of a material amount of Cox’s assets, has been entered into or has occurred between Cox and DNS.”

2.	Schedule B to the Offer to Purchase is amended by adding the following sentence after the first table on Schedule B:

“During the past 60 days, none of DNS, its subsidiaries or its directors and executive officers has engaged in any transactions in Cox’s Class A common stock.”

Item 11. Additional Information

The information incorporated by reference into Item 11 of the Schedule TO is amended by the following amendment to The Tender Offer Section 13 (“Certain Legal Matters”):

1.

The section “The Tender Offer – Section 13, Certain Legal Matters” in the Offer to Purchase (which was amended in Amendment No. 3 to Schedule TO) is hereby amended by inserting the following before the penultimate paragraph thereof:

“On November 18, 2004, the Court entered a Scheduling Order in the Delaware Action. The Scheduling Order preliminarily certifies the Delaware Action as a class action on behalf of a class consisting of all record and beneficial holders of Shares (other than Enterprises and its subsidiaries), from and including August 2, 2004 through and including the date of the consummation of the Merger, and certain persons related to the class members. The defendants in the Delaware Action are excluded from the class. The Scheduling Order also sets a settlement hearing for January 26, 2005 at 10:00 a.m. at the New Castle County Courthouse in Wilmington, Delaware, at which time, the Court will consider, among other things, whether (i) the settlement embodied in the Stipulation of Settlement dated November 10, 2004 is fair to the class, (ii) the Delaware Action should be dismissed with prejudice, and the claims that were settled in the Stipulation of Settlement released, (iii) the class should be finally certified, and (iv) the attorneys’ fees sought by plaintiffs’ counsel should be awarded. The Court also will consider any objections to the settlement and application of plaintiffs’ counsel for an award of attorneys’ fees and expenses at the settlement hearing. As provided in the Scheduling Order, any member of the class who objects to the settlement reached in the Stipulation of Settlement must file and serve a written objection meeting the requirements, and following the procedures, set forth in the Scheduling Order, or such person shall be deemed to have waived the objection.”

Item 12. Exhibits

1.	Item 12 of the Schedule TO is amended and restated in its entirety as follows:

“A copy of each presentation, report or appraisal that is filed as an exhibit to the Schedule TO is available for inspection and copying by Share holders or their designated representatives during normal business hours at Enterprises’ corporate headquarters located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.

Exhibit No.	Description
*(a)(1)(A)	Offer to Purchase, dated November 3, 2004.
*(a)(1)(B)	Letter of Transmittal.
*(a)(1)(C)	Notice of Guaranteed Delivery.
*(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(1)(G)	Summary Advertisement as published on November 3, 2004.
*(a)(1)(H)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc.
*(a)(1)(I)	See Exhibit(a)(1)(H) above.
*(a)(1)(J)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.
*(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by
Vanguard Fiduciary Trust Company to plan participants.
*(a)(1)(L)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plan mailed to plan participants.

Exhibit No.	Description
*(a)(1)(M)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form mailed to plan participants.
*(a)(1)(N)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Inventive Plan Payment Instruction Form mailed to plan participants.
*(a)(1)(O)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan mailed to plan participants.
(a)(2)(A)	Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 3, 2004 (incorporated by reference to the Schedule 14D-9 filed November 3, 2004 by Cox Communications, Inc.).
(a)(2)(B)	Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 12, 2004 (incorporated by reference to the Schedule 14D-9 filed November 12, 2004 by Cox Communications, Inc.).
(a)(2)(C)	Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 17, 2004 (incorporated by reference to the Schedule 14D-9 filed November 18, 2004 by Cox Communications, Inc.).
(a)(2)(D)	Amendment No. 3 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 22, 2004 (incorporated by reference to the Schedule 14D-9 filed November 22, 2004 by Cox Communications, Inc.).
*(a)(5)(A)	Amended Complaint from In re Cox Communications, Inc. Shareholders Litigation, Consolidated in Civ. A. No. 613-N (Delaware).
*(a)(5)(B)	Complaint from Brody v. Cox Communications, Inc., et al., C. A. No. 2004CV89198 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(C)	Complaint from Golombuski v. Kennedy, et al., C. A. No. 2004CV89216 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(D)	Complaint from Durgin v. Cox Communications, Inc., et al., C. A. No. 2004CV89301 (Ga. Super. Ct., Fulton County, filed August 3, 2004).
*(a)(5)(E)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004.
*(a)(5)(F)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004.
(a)(5)(G)	Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing and Order and Final Judgment to be mailed to Cox stockholders.
(b)(1)	Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.05 filed with Amendment No. 9 to Schedule 13 D/A filed by Cox Enterprises, Inc. on August 2, 2004).
(b)(2)	Amendment to Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.(incorporated by reference to Exhibit 7.06 filed with Amendment No. 10 to Schedule 13 D/A filed by Cox Enterprises, Inc. on October 20, 2004.).

Exhibit No.	Description
*(c)(1)	Opinion of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc., dated October 19, 2004 (included as Annex A of the Offer to Purchase).
*(c)(2)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 18, 2004.
*(c)(3)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
*(c)(4)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 15, 2004.
*(c)(5)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 23, 2004.
*(c)(6)	Negotiating Presentation Delivered by Goldman, Sachs & Co. to Citigroup Global Markets Inc. and Lehman Brothers Inc. on September 28, 2004.
*(c)(7)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on October 18, 2004.
*(c)(8)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Bond & Pecaro.
*(c)(9)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Richard Sleavin, LTD.
*(c)(10)	Materials presented by Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on June 25, 2004.
*(c)(11)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 22, 2004.
*(c)(12)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 30, 2004.
*(c)(13)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
*(c)(14)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to Goldman, Sachs & Co. on October 7, 2004.
*(c)(15)	Materials presented by Citigroup Global Markets Inc. to senior management of Cox Enterprises, Inc. on June 29, 2004.
*(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004, by and among Cox Enterprises, Inc, Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated October 19, 2004, by Cox Communications, Inc. on October 25, 2004).
*(d)(1)(B)	Waiver, dated November 3, 2004.
(e)	None.
*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase).
(g)	None.

Exhibit No.	Description
(h)	None.

*	Previously filed.”

Item 13. Information Required by Schedule 13e-3

The information incorporated by reference into Item 13 of the Schedule TO is amended by the following amendments to Special Factors (“Background of this Offer”), Special Factors (“Recommendation of the Special Committee and the Cox Board; Fairness of the Offer and the Merger”), Special Factors (“Opinion of Financial Advisor”), Special Factors (“Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger”), and The Tender Offer Section 7 (“Certain Information Concerning Cox, Enterprises, Holdings and CEI-M”):

1.	The fourth full paragraph on page 17 is amended by replacing “which was prepared only for the purposes of negotiation” with “which was prepared for presentation to Citigroup and Lehman Brothers by Goldman Sachs, at the instructions and under the supervision of the Special Committee and with significant input from the Special Committee, only for purposes of the negotiating meeting between the two sets of financial advisors on September 28, 2004” in the first sentence thereof.

2.	The fourth full paragraph on page 37 is amended by adding the following after “in June 2004” in the first sentence thereof:

“which commitment is part of the $1.25 billion facility that is described below under “Source and Amount of Funds” on pages 76 and 77 and that Cox is now contemplating drawing upon and amending in connection with this transaction”

3.	The fourth full paragraph on page 37 is amended by adding the following after “in June 2004” in the second sentence thereof:

“which commitment is part of the $1.1 billion facility that is described below under “Source and Amount of Funds” on pages 74 and 75 and that Enterprises is now contemplating drawing upon and amending in connection with this transaction”

4.	The caption to the section currently entitled “Position of Enterprises and Holdings Regarding the Fairness of the Offer and the Merger” on page 38 (which was amended in Amendment No. 4 to Schedule TO) is further amended by replacing “Enterprises, Holdings and CEI-M” with “Enterprises, Holdings, CEI-M and DNS.” In addition, the first full paragraph on page 38 is amended by replacing “Enterprises, Holdings and CEI-M” with “Enterprises, Holdings, CEI-M and DNS” in the first and third line thereof, and the first paragraph on page 39 is amended by replacing “Enterprises, Holdings and CEI-M” with “Enterprises, Holdings, CEI-M and DNS” in the first and second lines thereof.

5.	The caption to the section currently entitled “Certain Information Concerning Cox, Enterprises, Holdings and CEI-M” on page 73 (which was amended in Amendment No. 4 to Schedule TO) is further amended by replacing “Cox, Enterprises, Holdings and CEI-M” with “Cox, Enterprises, Holdings, CEI-M and DNS.”

6.	The following paragraph is added after the fourth paragraph on page 73:

“DNS. DNS is a holding company with no business or operations. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of DNS and certain other information is set forth in Schedule A to Amendment No. 5 to the Schedule TO. As of the date hereof, DNS beneficially owns 24,980,530 shares of Cox’s Class A common stock and 1,901,322 shares of Cox’s Class C common stock which together represent approximately 4% of the outstanding common stock of Cox and approximately 5% of the voting power thereof.”

7.	The paragraph under the caption “Special Factors—Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger—Matters Not Considered” is further amended by deleting the last sentence (which was added in Amendment No. 4 to Schedule TO) and by adding the following two sentences to the end of the paragraph:

“The Special Committee also did not consider Cox’s book value. The Special Committee did not believe book value to be material to its consideration of the offer and the merger because it did not view book value as a meaningful measure of Cox’s value relative to other factors considered by the Special Committee, such as public market valuation or earnings and cash flow.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ Richard J. Jacobson
	Name:	Richard J. Jacobson
	Title:	Treasurer

COX HOLDINGS, INC.
/s/ Richard J. Jacobson
	Name:	Richard J. Jacobson
	Title:	Treasurer

COX COMMUNICATIONS, INC.
/s/ Jimmy W. Hayes
	Name:	Jimmy W. Hayes
	Title:	Executive Vice President, Finance and Chief Financial Officer

CEI-M CORPORATION
/s/ Richard J. Jacobson
	Name:	Richard J. Jacobson
	Title:	Treasurer

COX DNS, INC.
/s/ Richard J. Jacobson
	Name:	Richard J. Jacobson
Date: November 22, 2004	Title:	Treasurer

EXHIBIT INDEX

Exhibit No.	Description
*(a)(1)(A)	Offer to Purchase, dated November 3, 2004.
*(a)(1)(B)	Letter of Transmittal.
*(a)(1)(C)	Notice of Guaranteed Delivery.
*(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(1)(G)	Summary Advertisement as published on November 3, 2004.
*(a)(1)(H)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc.
*(a)(1)(I)	See Exhibit(a)(1)(H) above.
*(a)(1)(J)	Letter to Stockholders of Cox Communications, Inc., dated November 3, 2004.
*(a)(1)(K)	Notice to Participants of Cox Communications, Inc. Savings and Investment Plan and Tender Offer Instruction Form to be mailed by Vanguard Fiduciary Trust Company to plan participants.
*(a)(1)(L)	Frequently Asked Questions Regarding the Cox Common Stock Fund in the Cox Communications, Inc. Savings and Investment Plan mailed to plan participants.
*(a)(1)(M)	Notice to Participants of Cox Communications, Inc. Employee Stock Purchase Plan and Tender Offer Instruction Form mailed to plan participants.
*(a)(1)(N)	Notice to Participants of Cox Communications, Inc. Long Term Incentive Plan, Option Cancellation Agreement and Long Term Inventive Plan Payment Instruction Form mailed to plan participants.
*(a)(1)(O)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan mailed to plan participants.
(a)(2)(A)	Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 3, 2004 (incorporated by reference to the Schedule 14D-9 filed November 3, 2004 by Cox Communications, Inc.).
(a)(2)(B)	Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 12, 2004 (incorporated by reference to the Schedule 14D-9 filed November 18, 2004 by Cox Communications, Inc.).
(a)(2)(C)	Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 17, 2004 (incorporated by reference to the Schedule 14D-9 filed November 18, 2004 by Cox Communications, Inc.).
(a)(2)(D)	Amendment No. 3 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated November 22, 2004 (incorporated by reference to the Schedule

Exhibit No.	Description
14D-9 filed November 22, 2004 by Cox Communications, Inc.).
*(a)(5)(A)	Amended Complaint from In re Cox Communications, Inc. Shareholders Litigation, Consolidated in Civ. A. No. 613-N (Delaware).
*(a)(5)(B)	Complaint from Brody v. Cox Communications, Inc., et al., C. A. No. 2004CV89198 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(C)	Complaint from Golombuski v. Kennedy, et al., C. A. No. 2004CV89216 (Ga. Super. Ct., Fulton County, filed August 2, 2004).
*(a)(5)(D)	Complaint from Durgin v. Cox Communications, Inc., et al., C. A. No. 2004CV89301 (Ga. Super. Ct., Fulton County, filed August 3, 2004).
*(a)(5)(E)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004.
*(a)(5)(F)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004.
(a)(5)(G)	Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing and Order and Final Judgment to be mailed to Cox stockholders.
(b)(1)	Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 7.05 filed with Amendment No. 9 to Schedule 13 D/A filed by Cox Enterprises, Inc. on August 2, 2004).
(b)(2)	Amendment to Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.(incorporated by reference to Exhibit 7.06 filed with Amendment No. 10 to Schedule 13 D/A filed by Cox Enterprises, Inc. on October 20, 2004.).
*(c)(1)	Opinion of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc., dated October 19, 2004 (included as Annex A of the Offer to Purchase).
*(c)(2)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 18, 2004.
*(c)(3)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
*(c)(4)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 15, 2004.
*(c)(5)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on September 23, 2004.
*(c)(6)	Negotiating Presentation Delivered by Goldman, Sachs & Co. to Citigroup Global Markets Inc. and Lehman Brothers Inc. on September 28, 2004.
*(c)(7)	Materials presented by Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Cox Communications, Inc. on October 18, 2004.

Exhibit No.	Description
*(c)(8)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Bond & Pecaro.
*(c)(9)	Appraisal of Cox Communications, Inc. as of December 31, 2003 by Richard Sleavin, LTD.
*(c)(10)	Materials presented by Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on June 25, 2004.
*(c)(11)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 22, 2004.
*(c)(12)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to senior management of Cox Enterprises, Inc. on July 30, 2004.
*(c)(13)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to the Special Committee of the Board of Directors of Cox Communications, Inc. on August 25, 2004.
*(c)(14)	Materials presented by Citigroup Global Markets Inc. and Lehman Brothers Inc. to Goldman, Sachs & Co. on October 7, 2004.
*(c)(15)	Materials presented by Citigroup Global Markets Inc. to senior management of Cox Enterprises, Inc. on June 29, 2004.
*(d)(1)(A)	Agreement and Plan of Merger, dated as of October 19, 2004, by and among Cox Enterprises, Inc, Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated October 19, 2004, by Cox Communications, Inc. on October 25, 2004).
*(d)(1)(B)	Waiver, dated November 3, 2004.
(e)	None.
*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase).
(g)	None.
(h)	None.

*	Previously filed.